UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Applied Micro Circuits Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03822W406
(CUSIP Number)

Christopher Zepf c/o Kingdom Ridge Capital, LLC 81 Main Street, Suite 209 White Plains, New York 10601 Telephone Number: 914-517-8650
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	03822W406

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kingdom Ridge Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	03822W406

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher Zepf

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	03822W406

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kingdom Ridge Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	03822W406

Item 1.	Security and Issuer.

The name of the issuer is Applied Micro Circuits Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 215 Moffett Park Drive, Sunnyvale, California 94089.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Kingdom Ridge Capital, LLC, a Delaware limited liability company ("Kingdom Ridge Capital"), Kingdom Ridge Capital Master Fund, Ltd., a corporation organized under the laws of the Cayman Islands (the "Kingdom Ridge Capital Master Fund"), and Christopher Zepf, a citizen of the United States of America ("Mr. Zepf" and, together with Kingdom Ridge Capital and Kingdom Ridge Capital Master Fund, the "Reporting Persons").

(b)
The principal business address of Kingdom Ridge Capital and Mr. Zepf is 81 Main Street, Suite 209, White Plains, New York 10601.  The principal business address of Kingdom Ridge Capital Master Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, Grand Cayman KY1-1103.

(c)	Mr. Zepf is the Managing Principal of Kingdom Ridge Capital, an investment adviser that serves as the investment manager of the Kingdom Ridge Capital Master Fund, a private investment vehicle.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

The Reporting Persons tendered their shares in an exchange offer pursuant to an Agreement and Plan of Merger and Reorganization.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Kingdom Ridge Capital may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares, based upon 0 Shares outstanding as of the date hereof.  Kingdom Ridge Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares.  Kingdom Ridge Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.  All of the Shares beneficially owned by Kingdom Ridge Capital were acquired in open market transactions.

As of the date hereof, the Kingdom Ridge Capital Master Fund may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares, based upon 0 Shares outstanding as of the date hereof.  The Kingdom Ridge Capital Master Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares.  The Kingdom Ridge Capital Master Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.  All of the Shares beneficially owned by the Kingdom Ridge Capital Master Fund were acquired in open market transactions.

As of the date hereof, Mr. Zepf may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares, based upon 0 Shares outstanding as of the date hereof.  Mr. Zepf has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares.  Mr. Zepf has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.  All of the Shares beneficially owned by Mr. Zepf were acquired in open market transactions.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares by the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2017
(Date)

Kingdom Ridge Capital, LLC*

By: /s/ Christopher Zepf
Name: Christopher Zepf Title: Managing Principal
Kingdom Ridge Capital Master Fund, Ltd.

By: /s/ Christopher Zepf
Name: Christopher Zepf Title: Director
Christopher Zepf *

/s/ Christopher Zepf

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment number 1, dated January 31, 2017, relating to the Common Stock, $0.01 par value per share, of Applied Micro Circuits Corporation shall be filed on behalf of the undersigned.

January 31, 2017
(Date)

Kingdom Ridge Capital, LLC

By: /s/ Christopher Zepf
Name: Christopher Zepf Title: Managing Principal
Kingdom Ridge Capital Master Fund, Ltd.

By: /s/ Christopher Zepf
Name: Christopher Zepf Title: Director
Christopher Zepf

/s/ Christopher Zepf

Exhibit B

Schedule of Transactions in the Shares by the Reporting Persons

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
1/26/17	Common Stock	N/A	7,913,000	(1)

Schedule of Transactions in the Shares by the Christopher Zepf

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
1/26/17	Common Stock	N/A	112,764	(1)
1/26/17	Common Stock	N/A	11,856	(2)
1/26/17	Common Stock	N/A	25,014	(3)

(1)  Tendered into and disposed of upon the closing of the exchange offer initiated by Montana Merger Sub I, Inc. ("Purchaser") pursuant to the Agreement and Plan of Merger and Reorganization by and among MACOM Technology Solutions Holdings, Inc. ("MACOM"), Purchaser (a wholly owned subsidiary of MACOM), MACOM Connectivity Solutions, LLC (f/k/a Montana Merger Sub II, LLC), and Issuer, dated as of November 21, 2016 (the "Merger Agreement"), whereby Purchaser offered to exchange for each outstanding share of common stock of the Issuer ("Issuer Common Stock") the following— (a) $3.25 in cash  and (b) 0.1089 shares of MACOM common stock, plus cash in lieu of any fractional shares of MACOM common stock, in each case, without interest, and less any applicable withholding taxes (cumulatively, the "Transaction Consideration").  The market value of the Transaction Consideration is $8.47 per share, based on the trading price of MACOM common stock as of end of trading on January 25, 2017.

(2)  Disposed of pursuant to the Merger Agreement, whereby each vested restricted stock unit in Issuer Common Stock ("RSU") was cancelled in exchange for the right to receive the product of the Transaction Consideration multiplied by the number of shares subject to the vested stock unit.  Pursuant to the terms of the Reporting Person's restricted stock unit agreement dated August 2, 2016, the restricted stock units subject to such agreement vested on a prorated basis, with respect to 5/12 of the total units, in connection with the Reporting Person's termination from service to Issuer in connection with a change in control of Issuer. Pursuant to the terms of the Reporting Person's restricted stock unit agreement dated August 5, 2015, the restricted stock units subject to such agreement vested on a prorated basis in connection with the Reporting Person's termination from service to Issuer in connection with a change in control of Issuer with respect to that number of shares equal to 2,629.25 multiplied by the number of quarters since May 20, 2015 (the date Mr. Zepf's service as a director commenced), rounded down to the nearest full quarter, minus 10,517 (the number of shares already vested).

(3)  Represents unvested RSUs forfeited in connection with Mr. Zepf's termination from service to Issuer.